

March 8, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

> **Re: Wearable Devices Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 18, 2022**
> **File No. 333-262838**

Dear Mr. Dahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

Registration Statement on Form F-1 filed February 18, 2022

Note 6. Subsequent Events, page F-23

1. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a). Similar revisions apply to your year-end disclosures.

2. If material, please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your quarter end. Refer to ASC 855-10-50-2.

Exhibits

3. We note that certain attachments were omitted from Exhibit 10.4, including the benefit track no. 1 - R&D Fund ("Track"). Please refile the agreement to include this attachment

and any other material attachments, or advise. Consider Item 601(a)(5) of Regulation S-K.

4.   We note your response to prior comment 3 and the Share Purchase Agreement filed as Exhibit 10.3 to your registration statement. It appears from the Share Purchase Agreement that you entered into additional "Financing Agreements" with various lenders. Please file a copy of these agreements and disclose the material terms of the Share Purchase Agreement and the Financing Agreements in your prospectus. We also note that the lock-up period described in the Share Purchase Agreement begins 180 days after the closing date of your initial public offering, but the form of lock-up agreement has been omitted from Exhibit D. Please refile the exhibit to include the form of lock-up agreement. Further, we note that Exhibit A-1 appears to redact or omit information, including certain dates and amounts that are referenced in the agreement. Please include this information in the refiled agreement or advise.

    You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

                                                              Sincerely,

                                                              Division of Corporation Finance
                                                              Office of Technology

cc: Oded Har-Even